

April 25, 2013

Via E-mail
Paula A. Johnson
General Counsel
Phillips 66 Partners LP
3010 Briarpark Drive
Houston, TX 77042

> **Re:** **Phillips 66 Partners LP**
> **Registration Statement on Form S-1**
> **Filed March 27, 2013**
> **File No. 333-187582**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed March 27, 2013

General

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   At page 58, you state that "substantially all of our revenue and a significant portion of our expenses will be determined by contractual arrangements that we will enter into with Phillips 66 at the closing of this offering." You refer to "multiple commercial agreements with Phillips 66" at page 80. Please file as an exhibit, preferably in your next amendment, the partnership agreement and describe the principal terms of each material agreement between you and the general partner or Phillips 66. For example, discuss in an appropriate place and in necessary detail the duration, price, and volume components of your various agreements with Phillips 66, such as those you reference at pages 20, 26, 31, and 33. Also provide the reader with additional information to put the duration terms you discuss generally at page 81 in proper context with regard to scope and the total percentage of throughput involved in each case.

3.   Please provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105(a) of the JOBS Act, by any broker or dealer that is participating or will participate in your offering.

4.   As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Prospectus Cover Page

5.   At page 13, you refer to the "shortfall" you would have experienced for the year ended December 31, 2012. Please revise the related cover page disclosure to quantify the amount of this deficiency.

Summary of Conflicts of Interest and Duties, page 10

6.   To the extent known or previously disclosed publicly, also describe Phillip 66's intentions with regard to your potential desire to seek higher tariffs and to connect your pipelines with other third parties, and similar business plans which would be expected to have a likely material effect on your business and results of operations. Also summarize the principal terms of the new credit facility.

Limited Call Right, page 15

7.   We note that the general partner has the right in certain circumstances to call and purchase all common units. Disclose whether this threshold would be met at the time the subordinated units convert, based on the number of such units expected to be outstanding

at the time this offering concludes. We note the related risk factor disclosure at page 39. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Risk Factors, page 19

8.   Please revise and shorten this 27-page section to comply with Item 503(c) of Regulation S-K. That Item indicates in part that your risk factors discussion "must be concise and organized logically. Do not present risks that could apply to any issuer or any offering." Note also that Securities Act Release 33-6900 indicates that "meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure" as required by Commission rules. Your risk factors should be brief and to the point.

Risks Related to Our Business, page 19

We might not have sufficient cash from operations, page 20

9.   Please disclose in this risk factor, if true, that there is no limit on the fees and expense reimbursements that you may be required to pay to the general partner and its affiliates.

Use of Proceeds, page 47

10.   Provide additional detail regarding the "general partnership purposes" you reference, quantifying the various items to which you expect to allocate the proceeds, to the extent known. See generally Item 504 of Regulation S-K, as well as Instructions 3 and 5, if applicable.

Cash Distribution Policy and Restrictions on Distributions, page 50

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012, page 54

11.   You present pro forma information for the year ended December 31, 2012, and twelve months ended March 31, 2014. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

12.   We note that you present pro forma cash available for distribution of $61.7 million for the year ended December 31, 2012, and an estimate of cash available for distribution of $66.1 million for the twelve months ended March 31, 2014. We understand from your disclosure on page 50 that your cash distribution policy is to make minimum quarterly distributions to the extent you have sufficient *cash from operations* after the

establishment of cash reserves and the payment of costs and expenses. Given the manner by which your cash distribution policy has been expressed we would like to understand how you determined that presenting computations based on adjustments to net income and EBITDA rather than operating cash flows would more easily demonstrate your approach.

We would also like to understand how your measure of cash available for distribution compares to the measure of distributable cash flow which you intend to make in the future, according to your disclosure on page 82. Since you indicate you will view this as a performance measure, rather than a measure of cash that would in fact be distributable, a liquidity measure, it may be appropriate to choose an alternate label that is more representationally faithful. Please revise as necessary to clarify the nature of this non-GAAP measure, and to explain why these two measures will not achieve the same result, if this is your view.

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2014, page 56

13.   We note that you intend make quarterly distributions, but that you have provided projected information only for the twelve months ending March 31, 2014. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Significant Forecast Assumptions, page 58

14.   With a view toward enhanced disclosure, please explain to us the reason(s) for the significant increase in anticipated crude oil throughput that is reflected in the forecasted twelve months tabular entry at page 60.

Management, page 126

Compensation of Our Officers and Directors, page 130

15.   We note that you "not directly employ any of the persons responsible for managing or operating [y]our business," but that your general partner will reimburse "Phillips 66 for the compensation and benefits of the Phillips 66 employees, including executive officers, who provide services to operate [y]our business." To the extent that a material amount of the compensation to be paid to those employees at Phillips 66 will be for services provided to the partnership, provide information about Phillips 66's compensation arrangements that complies with Item 402 of Regulation S-K, as appropriate.

Conflicts of Interest, page 140

16.   Please provide additional disclosure here or at page 127 regarding how the conflicts committee will operate. Disclose who is charged with identifying the conflicts and explain how they are brought to the committee's attention. We note that the general partner is not obligated to seek the approval of the conflicts committee. Please also discuss whether a transaction still could be approved by the general partner even if the committee determines that there is a conflict and does not approve the matter. Explain whether the general partner could still find the resolution of the conflict to be "fair and reasonable" notwithstanding the failure of the conflicts committee to have approved it after having considered the matter.

Lock-up Agreements, page 165

17.   If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. William N. Finnegan IV